

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
3634 NW 2nd Ave
Miami, FL 33127

> **Re: School of Whales Commercial Real Estate Equity Fund, LLC**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed October 6, 2020**
> **File No. 024-10995**

Dear Ms. Petersen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2020 letter.

Form 1-A/A Filed on October 6, 2020

Prior Performance, page 54

1. We note your response to comment 1; however, your disclosure should be updated to the most recent date practicable. For example, the amount raised from your prior programs is only reflected through December 31, 2018 and Table I sets forth historical experience for all programs that were closed on or before August 1, 2019. Please revise.

Exhibit 1-A 11 - Consent, page 58

2. Please provide an updated consent from your independent registered public accounting firm.

<u>Exhibit 1-A 12 - Opinion of Counsel, page 58</u>

3.   We reissue comment 3. Please file an updated legal opinion.

     You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction

cc: James Dodrill, Esq.